Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2021

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the sale, marketing, research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	the impact of the COVID-19 pandemic on our business and operating results; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our final prospectus filed pursuant to Rule 424(b)(4) dated June 24, 2021 (“Final Prospectus”), which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “G Medical Innovations Holdings Ltd.”, the “Company”, “we”, “us” or “our” are to G Medical Innovations Holdings Ltd. and its subsidiaries. All references to “dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2021 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2020 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are an early commercial stage healthcare company engaged in the development of next generation mobile health (mHealth) and telemedicine solutions and monitoring service platforms. We believe we are at the forefront of the digital health revolution in developing the next generation mobile technologies and services that are designed to empower consumers, patients and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (CVD), pulmonary disease and diabetes.

Using our proprietary suite of devices, software solutions, algorithms and monitoring services, we intend to drive recurring revenue streams in two vertical markets, with a focus on markets in the United States and China as well as other markets: business to business (B2B): professional healthcare markets (including hospitals, clinics and senior care facilities); and business to business to consumer (B2B2C) and business to consumer (B2C): consumer healthcare markets.

Financial Highlights

●	Total revenues for the six months ended June 30, 2021 were $2,925,000, compared to $2,010,000 in the six months ended June 30, 2020. The increase derived from an increase in revenues from monitoring services, is mainly attributable to the impact of lifting of social restrictions related to Covid-19, which led to patients returning to their doctors for medical tests.

●	Net loss for the six months ended June 30, 2021 was $4,771,000, or $0.51 per share, compared to $4,981,000, or $0.84 per share, in the six months ended June 30, 2020. The decrease is mainly attributed to the increase in revenues.

●	Cash and cash equivalents totaled $13,380,000 as of June 30, 2021, compared to $278,000 as of December 31, 2020. The increase compared to December 31, 2020, mainly reflects proceeds received from our initial public offering in the first half of 2021, less cash used in operations during the six months ended June 30, 2021.

●	Shareholders’ equity totaled $6,650,000 as of June 30, 2021, compared to shareholders’ deficit of $2,949,000 as of December 31, 2020.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Final Prospectus.

Results of Operations

The following discussion of our unaudited results of operations for the six-month periods ended June 30, 2021 and 2020, included in the following table, which presents selected financial information data, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
	Thousands USD
	2021	2020
Revenues
Services	2,875	1,981
Products	50	29
Total revenues	2,925	2,010
Cost of revenues
Cost of services	1,726	2,214
Cost of sales of products	58	320
Total cost of revenues	1,784	2,534
Gross profit (loss)	1,141	(524)
Operating expenses:
Research and development expenses	619	699
Selling, general and administrative expenses	4,532	3,375
Expected credit loss	263	36
Operating loss	(4,273)	(4,634)
Financial expenses, net	503	356
Loss before taxes on income	(4,776)	(4,990)
Income tax	5	9
Net comprehensive loss	(4,771)	(4,981)
Basic and diluted loss per share attributable to the Company’s shareholders in USD (after 5:1 reverse split effective March 25, 2021 and 18:1 reverse split effective October 29,2020)	(0.51)	(0.84)

Six Months Ended June 30, 2021, Compared with Six Months Ended June 30, 2020

Revenues. Our total revenues for the for the six months ended June 30, 2021, were $2,925,000, which consists primarily of services (approximately 98.3% of total revenues), representing a increase of $915,000 or 45.5% compared to $2,010,000 in the six months ended June 30, 2020. The increase was mainly influenced by the effect of the COVID-19 which caused many patients returning to their Dr.’s for medical tests.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2021, were $1,784,000, which consists primarily of cost of services (96.7% of cost of revenues), representing a decrease of $750,000 compared to $2,534,000 in the six months ended June 30, 2020. The decrease of cost of revenues was mainly related to the decrease of supplies and distribution in the amount of $167,000, decrease related to depreciation and amortization expenses in the amount of $289,000 and decrease of $241,000 in write off inventory.

Research and Development. Research and Development, or R&D expenses for the six months ended June 30, 2021, were $619,000, representing a decrease of $80,000 compared to $699,000 in the six months ended June 30, 2020. The decrease related mainly to the decrease of salaries and related expenses in the amount of $186,000 reflecting a decrease in the number of employees offset by an increase of subcontractors, materials and others in the amount of $113,000.

Sales, General and administrative. Sales, General and administrative expenses for the six months ended June 30, 2021, were $4,532,000, representing an increase of $1,157,000 compared to $3,375,000 in the six months ended June 30, 2020. The increase related mainly to expenses of our initial public offering which were not attributed to the offer of new shares in the amount of $1,176,000, increase of salaries and related expenses in the amount of $256,000, offset by a decrease of $402,000 related to share based compensation and decrease in depreciation and amortization expenses in the amount of $114,000.

Operating Loss. Based on the foregoing, we recorded an operating loss of $4,273,000 for the six months ended June 30, 2021, compared to $4,634,000 in the six months ended June 30, 2020.

Finance expenses, net. Finance income and expenses consist of finance expenses or income as a result of the change in the fair value of warrants and convertible notes, bank fees, lease liability and exchange rate differences. Finance expenses, net, for the six months ended June 30, 2021, were $503,000, compared to $356,000 in the six months ended June 30, 2020. The increase in expenses resulted primarily from finance expenses as a result of the change in the fair value of convertible debenture, whereas the financial income was increase mainly as a result of change in the fair value of warrants, compared to the six months ended June 30, 2020.

Net Loss. Net loss for the six months ended June 30, 2021, was $4,771,000, or $0.51 per share, compared to $4,981,000, or $0.84 per share, in the six months ended June 30, 2020.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2021, we have funded our operations principally from the issuance of Ordinary Shares, warrants, convertible securities and loans. As of June 30, 2021, we had 13,380,000 in cash and cash equivalents.

The table below presents our cash flows:

	Six Month Periods Ended June 30,
(in thousands of U.S. dollars)	2021	2020
Operating activities	(1,163)	(2,493)

Investing activities	66	(125)

Financing activities	14,199	3,161

Net increase in cash	13,102	543

Operating Activities

Net cash used in operating activities of $1,163,000 during the six months ended June 30, 2021 consists primarily of net loss, less adjustments for depreciation and amortization expenses, revaluation of liability in respect of warrants and convertible notes, as well as an increase in other accounts payable.

Net cash used in operating activities of $2,493,000 during the six months ended June 30, 2020 consists primarily of net loss, depreciation and amortization expenses, revaluation of liability in respect of warrants, share based compensation and increase in other accounts payable.

The decrease is mainly as a result of an increase in trade payables and a decrease in other accounts receivable.

Investing Activities

Net cash from investing activities of $66,000 during the six months ended June 30, 2021 was form proceeds from sale of fixed assets.

Net cash used in investing activities during the six months ended June 30, 2020 of $125,000 was primarily used for purchases of fixed assets.

Financing Activities

Net cash provided by financing activities of $14,199,000 in the six months ended June 30, 2021 consisted primarily of net proceeds from the issuance of ordinary shares and receipt of convertible securities.

Net cash provided by financing activities in the six months ended June 30, 2020 of $3,161,000 consisted primarily from net proceeds from the issuance of ordinary shares and decrease by repayment of convertible securities.

Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our ordinary shares, loans from controlling shareholder and other convertible securities.

Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

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